GREAT-WEST

LIFECO INC.

RECEIVED

2008 DEC -2 A 4:31

FICE OF INTERNATIONAL
CORPORATE FINANCE

November 27, 2008 [redacted]

08006065

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

<u>BY COURIER</u>

Dear Sirs:

SUPPL

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated November 26, 2008 announcing Normal Course Issuer Bid has been accepted by the Toronto Stock Exchange.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco announces Normal Course Issuer Bid

Winnipeg, November 26, 2008... Great-West Lifeco Inc. announced today that a normal course issuer bid has been accepted by The Toronto Stock Exchange.

The Corporation intends to purchase for cancellation, during the course of the bid, up to but not more than 6,000,000 Common Shares (the "Common Shares"), representing 0.67% of the outstanding Common Shares on November 21, 2008. As of November 21, 2008, the total number of issued and outstanding Common Shares was 895,606,939. The average daily trading volume for the six months ending on October 31, 2008 is 895,193 Common Shares. The daily repurchase restriction during the course of the bid is 223,798 Common Shares, being 25% of the average daily trading volume. Any shares purchased by the Corporation under the bid will be cancelled.

The bid will commence on December 1, 2008 and will terminate on November 30, 2009.

Purchases will be made through the facilities of The Toronto Stock Exchange at prevailing market prices.

The Corporation utilizes the normal course issuer bid program to acquire the Common Shares in order to mitigate the dilutive effect of stock options under the Corporation's Stock Option Plan.

During the past 12 months, the Corporation has not purchased any Common Shares pursuant to its previous normal course issuer bid.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies had, as at September 30, 2008, more than $356 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

- end -

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

END